Exhibit 99.2
TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Reports Voting Results for Election of Directors

Toronto: May 13, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) is pleased to announce the director election results from its 2013 annual and special meeting of shareholders (the "Meeting") held in Toronto on May 13, 2013.

All candidates proposed as directors were duly elected to the Board of Directors of AuRico by a majority of the votes cast by shareholders present or represented by proxy at the Meeting, as follows:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
Colin K. Benner	125,975,026	80.41%	30,684,439	19.59%
Luis M. Chavez	152,982,298	96.79%	5,069,301	3.21%
Richard M. Colterjohn	152,637,117	97.45%	4,000,039	2.55%
Mark J. Daniel	141,383,211	90.26%	15,253,945	9.74%
Patrick D. Downey	152,499,773	97.36%	4,137,383	2.64%
Alan R. Edwards	139,163,605	88.05%	18,887,994	11.95%
Scott G. Perry	154,199,258	97.56%	3,852,341	2.44%
Ronald E. Smith	143,091,587	90.53%	14,960,012	9.47%
Joseph G. Spiteri	154,084,285	97.49%	3,967,314	2.51%

The formal report on voting results with respect to all matters voted upon at the Meeting will also be filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President & Chief Executive Officer	Vice President, Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

###